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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

                               ARAMARK CORPORATION
                               -------------------
                                (Name of Issuer)

                 Common Stock, Class A, $.01 Par Value Per Share
                 Common Stock, Class B, $.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)
                           Common Stock, Class A: none

                        Common Stock, Class B: 038521100
                        --------------------------------
                                 (CUSIP Number)

                         Bart J. Colli, General Counsel
         ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107
                                 (215) 238-6846
       -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 9, 2002
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 7 Pages

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                                  SCHEDULE 13D

CUSIP No.  None                                                Page 2 of 7 Pages



1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Joseph Neubauer
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                                 (a) [_]
                                                                   (b) [_]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2 (d) or 2 (e) [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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                              7.   SOLE VOTING POWER
NUMBER OF
SHARES                        26,138,049 Class A Common Stock
BENEFICIALLY
OWNED BY EACH                  8,785,014 Class B Common Stock/1/
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                              8.   SHARED VOTING POWER

                              None
--------------------------------------------------------------------------------
                              9.   SOLE DISPOSITIVE POWER

                              26,138,049 Class A Common Stock
                               8,785,014 Class B Common Stock/1/
--------------------------------------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,138,049 Class A Common Stock
      8,785,014 Class B Common Stock/1/
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions) [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0% Class A Common Stock/2/
     19.0% Class B Common Stock/2/
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

/1/ 39,000 shares are issued and outstanding. 8,746,014 shares are issuable upon conversion of an equal number of shares of Class A Common Stock. Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

/2/ Based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of April 26, 2002 as reported in the Issuer's Form 10-Q for the quarter ended March 29, 2002.

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                                  SCHEDULE 13D

      This Amendment No. 6 amends the Schedule 13D, as amended and supplemented by Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D ("Amendment No. 3"), Amendment No. 4 to Schedule 13D and Amendment No. 5 to Schedule 13D ("Amendment No. 5"), each previously filed by Joseph Neubauer (the "Reporting Person") with the Securities and Exchange Commission (the "Commission").

Item 1.  Security and Issuer.

      This Amendment No. 6 relates to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), and the Class B common stock, par value $0.01 per share (the "Class B Common Stock"), of ARAMARK Corporation (the "Issuer"). The principal executive offices of the Issuer is located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

      On December 14, 2001, in connection with the merger of the previously existing ARAMARK Corporation ("Old ARAMARK") into the Issuer (the "Merger"), the Issuer issued two shares of its Class A Common Stock in exchange for each outstanding share of Old ARAMARK class B common stock, par value $0.01 per share (the "Old Class B Common Stock"). The shares of Class A Common Stock into which the shares of Old Class B Common Stock were converted were classified as follows: one-third of which as Class A-1 Common Stock, par value $0.01 per share (the "Class A-1 Common Stock"), one-third of which as Class A-2 Common Stock, par value $0.01 per share (the "Class A-2 Common Stock") and one-third of which as Class A-3 Common Stock, par value $0.01 per share (the "Class A-3 Common Stock"). The terms of the Class A-1 Common Stock, Class A-2 Common Stock and Class A-3 Common Stock are identical except that, subject to limited exceptions, the Class A-1 Common Stock cannot be converted into unrestricted Class B Common Stock for a period of 180 days following the December 10, 2001 pricing of the initial public offering of the Class B Common Stock of the Issuer (the "IPO"), the Class A-2 Common Stock cannot be converted into unrestricted Class B Common Stock for a period of 360 days following the IPO and the Class A-3 Common Stock cannot be converted into unrestricted Class B Common Stock until 540 days following the IPO. As of April 9, 2002, the Reporting Person was deemed to beneficially own the shares of Class B Common Stock into which his Class A-1 Common Stock could be converted on or after June 9, 2002. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person's beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

                                Page 3 of 7 Pages

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Item 2.  Identity and Background.

(a)   The name of the person filing this Amendment No. 6 is Joseph Neubauer.

(b) The Reporting Person's business address is c/o ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(c) The Reporting Person is Chairman and Chief Executive Officer and a Director of the Issuer, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Reporting person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

      Effective April 2, 2001, the following grantor retained annuity trusts distributed to the Reporting Person, the grantor of these trusts, in connection with the annuities, the following shares of Class A Common Stock: (i) 2001 Grantor Retained Annuity Trust I, 186,721 shares; (ii) 2001 Grantor Retained Annuity Trust II, 186,721 shares; (iii) 2000 Grantor Retained Annuity Trust I, 993 shares; and (iv) 2000 Grantor Retained Annuity Trust II, 993 shares. The Reporting Person has the right to acquire beneficial ownership of 8,746,014 of the shares of Class B Common Stock described in Item 5 below within 60 days upon conversion of an equal number of shares of Class A Common Stock pursuant to the terms set forth in the certificate of incorporation of the Issuer.

Item 4.  Purpose of Transaction.

      The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of shares of Class A Common Stock beneficially owned by

                               Page 4 of 7 Pages

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      the Reporting Person as of the date hereof is 26,138,049. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as of the date hereof is 8,785,014. Of these shares of Class B Common Stock (i) the Reporting Person has the right to acquire 8,037,524 shares within 60 days upon conversion of an equal number of shares of Class A Common Stock and (ii) the Neubauer Family Foundation (the "Foundation"), of which the Reporting Person is the sole trustee, holds 39,000 shares and has the right to acquire 708,490 shares within 60 days upon conversion of an equal number of shares of Class A Common Stock. The percentage of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person is approximately 17.0% and 19.0%, respectively.1 To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person's beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

(b) The Reporting Person has sole power to vote and sole power to dispose or direct the disposition of 26,138,049 shares of Class A Common Stock. Of these shares of Class A Common Stock (i) 24,012,580 shares are held by the Reporting Person in his individual capacity and (ii) 2,125,469 shares are held by the Foundation. The Reporting Person has sole power to vote and sole power to dispose or direct the disposition of 8,785,014 shares of Class B Common Stock. Of these shares Class B Common Stock (x) the Reporting Person has the right to acquire 8,037,524 shares within 60 days upon conversion of an equal number of shares of Class A Common Stock and
      (y) the Foundation holds 39,000 shares and has the right to acquire 708,490 shares within 60 days upon conversion of an equal number of shares of Class A Common Stock.

(c) Effective April 2, 2001, the following grantor retained annuity trusts distributed to the Reporting Person, the grantor of these trusts, in connection with the annuities, the following shares of Class A Common
      Stock: (i) 2001 Grantor Retained Annuity Trust I, 186,721 shares; (ii) 2001 Grantor Retained Annuity Trust II, 186,721 shares; (iii) 2000 Grantor Retained Annuity Trust I, 993 shares; and (iv) 2000 Grantor Retained Annuity Trust II, 993 shares.

(d) The Issuer or its assigns has and the Banks referred to in Item 6 below have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of their respective Pledged Shares referred to in Item 6 below. In each case, such Pledged Shares represent less than 5% of the Class A Common Stock and less than 5% of the Class B Common Stock. The Foundation, of which the Reporting Person is the sole trustee, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the

                               Page 5 of 7 Pages

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      2,125,469 shares of Class A Common Stock and the 747,490 shares of Class B
      Common Stock owned by the Foundation.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Shares of the Class A Common Stock described in Item 5 above (the "Pledged Shares") have been pledged as follows: (i) the Reporting Person has pledged 920,538 shares and 3,085,290 shares, respectively, to two banks (respectively, "Bank 1" and "Bank 2" and collectively the "Banks") to secure borrowings by the Reporting Person from time to time outstanding under lines of credit made available by the Banks and (ii) the Foundation has pledged 91,500 shares to Bank 2 to secure borrowings by the Foundation from time to time outstanding under a line of credit made available by Bank 2. Approximately one-third of the shares of Class A Common Stock pledged to each Bank are convertible into an equal number of shares Class B Common Stock within 60 days.

Item 7.  Material to be Filed as Exhibits.

      The Merger and the IPO are described in Registration Statements on Form S-4 and S-1, respectively, each filed with the Commission on July 17, 2001 (File Nos. 333-65228 and 333-65226, respectively, as amended). The ARAMARK Deferred Payment Program is described in the ARAMARK Ownership Program Prospectuses all dated December 1, 1999, which have been previously filed with the Commission (File Nos. 33-11818, 33-30879, 33-33329, 33-44002, 33-57825, 333-53163). The
promissory note relating to the Reporting Person's credit facility with Bank 1 referred to in Item 6 above has been previously filed with the Commission as an exhibit to Amendment No. 3 and the promissory note relating to the Reporting Person's credit facility with Bank 2 referred to in Item 6 above has been previously filed with the Commission as an exhibit to Amendment No. 5.

                               Page 6 of 7 Pages

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

      Date: June 12, 2002

                                                       /s/ Joseph Neubauer
                                                       Joseph Neubauer

                               Page 7 of 7 Pages